Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES RESULTS OF ITS
EXTRAORDINARY GENERAL MEETING

Tel Aviv, March 13, 2014, Elbit Imaging Ltd. (NASDAQ: EMITF) (the “Company”) announced today that the results of the Extraordinary General Meeting of shareholders held today, Thursday, March 13, 2014, in Bnei-Brak, Israel. At the meeting, the following nominees were duly elected as members of the Company's Board of Directors: Alon Bachar, Eliezer Avraham Brender, Ron Hadassi, Shlomo Kelsi, Yoav Kfir, Boaz Lifschitz and Nadav Livni.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

For Further Information:
Company Contacts:
Doron Moshe
Chief Financial Officer
Tel: +972-3-608-6025
doronm@elbitimaging.com

Tal Shani
Corporate Secretary
Tel: +972-3-608-6056
taln@elbitimaging.com

Elbit Imaging Ltd.
5 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054